FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May, 2006
Commission File Number: 000-33143
CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)
Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K
TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2006 First Quarter Financial Results	3

Signatures		10

2

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2005 First Quarter Financial Results
FOR IMMEDIATE RELEASE
CLAXSON REPORTS 2006 FIRST QUARTER FINANCIAL RESULTS
The Company shows improved results in Pay TV and Broadcast businesses
Buenos Aires, May 19, 2006 — Claxson Interactive Group Inc. (XSONF.OB; “Claxson” or the “Company”), today announced results for the three-month period ended March 31, 2006.
Financial Highlights
Net revenue for the first quarter of 2006 was $19.6 million, a 10% increase from net revenue of $17.8 million for the first quarter of 2005, reflecting the improved performance of Pay TV and Broadcast Radio. Operating expense for the three months ended March 31, 2006 was $14.8 million, compared to $14.9 million in the first quarter of 2005. Operating income for the three-month period ended March 31, 2006 was $4.8 million, compared to $2.9 million for the three month period ended March 31, 2005. Foreign exchange loss for the three-month period ended March 31, 2006 was $0.3 million compared to a foreign exchange gain of $0.6 million in the same period of 2005. Net income from continuing operations for the three months ended March 31, 2006 was $3.1 million ($0.15 per common and $0.14 per diluted share), compared to $2.3 million ($0.11 per common and diluted share) for the same period in 2005. Net income for the three months ended March 31, 2006 was $3.1 million ($0.15 per common and $0.14 per diluted share), compared to $1.4 million ($0.07 per common and diluted share) for the same period in 2005.
During the first quarter of 2006, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar depreciated 5% and appreciated 9%, respectively, versus the same period in 2005.
Continued

Claxson Reports 2006 First Quarter Results	Page 2
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS — INFORMATION BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& amortization	expenses	(loss)
For the Three Months Ended March 31,
2006
Pay TV	$13,478	$(9,069)	$(432)	$(9,501)	$3,977
Broadcast Radio	5,985	(3,534)	(460)	(3,994)	1,991
Broadband & Internet	48	(232)	—	(232)	(184)
Corporate	72	(1,092)	—	(1,092)	(1,020)

Total	$19,583	$(13,927)	$(892)	$(14,819)	$4,764

2005
Pay TV	$12,299	$(9,170)	$(551)	$(9,721)	$2,578
Broadcast Radio	5,379	(3,418)	(469)	(3,887)	1,492
Broadband & Internet	29	(227)	—	(227)	(198)
Corporate	72	(1,029)	—	(1,029)	(957)

Total	$17,779	$(13,844)	$(1,020)	$(14,864)	$2,915
“We are very pleased with the overall results of the first three months of 2006. The last few periods, we have seen a consistent growth in our consolidated net revenues,” said Roberto Vivo, Chairman and CEO. “particularly in the broadcasting and pay TV units.”
PAY TV
Net revenue for the first quarter of 2006 was $13.5 million, a 10% increase from net revenue of $12.3 million for the first quarter of 2005. The increase in net revenue is principally attributable to increased advertising sales and other revenues, mainly production services and programming sales to third parties, and to a lesser extent subscriber-based fees.
Operating expense (excluding depreciation and amortization) for the first quarter of 2006 was $9.1 million, compared to $9.2 million for the comparable period of 2005.
Operating income for the first quarter of 2006 was $4.0 million compared to $2.6 million for the same period in 2005.
As of March 31, 2006, the Company’s owned basic and premium channels reached approximately 50.6 million aggregate subscribers, a 17% growth compared to its subscriber base as of March 31, 2005. Infinito, HTV and FTV were the Company’s channels that reported the strongest growth compared to the same period in 2005.
BROADCAST RADIO
Net revenue for the first quarter of 2006 was $6.0 million, an 11% increase from net revenue of $5.4 million for the first quarter of 2005. The increase is attributable to the increase in audience share in Chile with a corresponding increase in advertising revenues, as well as a 9% appreciation in the Chilean peso as compared to 2005.
Operating expense (excluding depreciation and amortization) for the first quarter of 2006 was $3.5 million compared to $3.4 million for the same period in 2005. The increase is principally due to the appreciation of the Chilean peso, partially offset by reduced corporate and administration expenses.
Operating income for the first quarter of 2006 was $2.0 million compared to $1.5 million for the same period in 2005.

Claxson Reports 2006 First Quarter Results	Page 3

IberoAmerican Radio Chile’s average audience share in the first quarter of 2006 was 40.1% compared to 39.3% for the same period of 2005.
BROADBAND & INTERNET
Net revenue for the first quarter of 2006 was $48,000 compared to $29,000 for the same period in 2005.
Operating expense (excluding depreciation and amortization) remained constant at $0.2 million.
Operating loss for the first quarter of 2006 was $0.2 million, unchanged when compared to the same period in 2005.
Statement of Cash Flows
As of March 31, 2006, Claxson had cash and cash equivalents of $25.7 million and financial debt of $68.4 million including principal and accrued but unpaid interest. Future interest payments on the Company’s 8.75% Senior Notes due in 2010, totaling $11.2 million as of March 31, 2006, are recorded as financial debt.
During the first quarter of 2006 Claxson operating activities generated cash flow of $3.3 million compared to $2.4 million for the same period of 2005. The difference is primarily due to improved operating results, partially offset by increased investment in working capital in 2006, primarily as a result of the decrease in liabilities. Cash generated from operating activities was primarily used for the payment of debt obligations and for capital expenditures.
About Claxson
Claxson (XSONF.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, radio and the Internet. Headquartered in Buenos Aires, Argentina and Miami, Florida, Claxson has a presence in the United States and all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2005.
# # #
Contacts:

Press	Investors
Juan Iramain	Jose Antonio Ituarte
VP, Communications	Chief Financial Officer
Claxson	Claxson
011-5411-4339-3701	011-5411-4339-3700

Claxson Reports 2006 First Quarter Results	Page 4
— Financial Tables Attached —
CLAXSON
UNAUDITED BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	March 31,	December 31,
	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,702	$25,126
Accounts receivable, net	23,923	23,527
Other current assets	5,431	7,157

Total current assets	55,056	55,810

PROPERTY AND EQUIPMENT, net	10,174	10,583

PROGRAMMING RIGHTS, net	4,399	4,413

INVESTMENTS IN UNCONSOLIDATED AFFILIATES	2,432	2,405

GOODWILL	52,472	53,164

BROADCAST LICENSES, net	16,084	16,841

OTHER ASSETS	8,476	8,404

TOTAL ASSETS	$149,093	$151,620

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$27,139	$28,319
Current portion of programming rights obligations	3,421	4,688
Current portion of long-term debt	14,949	14,722

Total current liabilities	45,509	47,729

LONG-TERM LIABILITIES:
Long-term debt, net of current portion	64,713	67,057
Other long-term liabilities	2,846	3,103

Total long-term liabilities	67,559	70,160

MINORITY INTEREST	317	311

SHAREHOLDERS’ EQUITY	35,708	33,420

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$149,093	$151,620

Claxson Reports 2006 First Quarter Results	Page 5
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,
	2006	2005
NET REVENUES:
Subscriber-based fees	$10,927	$10,556
Advertising	7,262	6,166
Production services	572	277
Other	822	780

Total net revenues	19,583	17,779

OPERATING EXPENSES:
Product, content and technology	(6,605)	(6,942)
Marketing and sales	(3,699)	(3,138)
Corporate and administration	(3,623)	(3,764)
Depreciation and amortization	(892)	(1,020)

Total operating expenses	(14,819)	(14,864)

OPERATING INCOME	4,764	2,915

INTEREST EXPENSE	(541)	(381)

OTHER INCOME, NET	355	476

FOREIGN CURRENCY EXCHANGE (LOSS) GAIN	(341)	609

NET (LOSS) FROM UNCONSOLIDATED AFFILIATES	(451)	(556)

INCOME BEFORE INCOME TAXES , MINORITY INTEREST AND DISCONTINUED OPERATIONS	3,786	3,063

INCOME TAXES	(693)	(941)

MINORITY INTEREST	(21)	153

NET INCOME FROM CONTINUING OPERATIONS	3,072	2,275

DISCONTINUED OPERATIONS
(Loss) from operations of discontinued divisions — net	—	(834)

(LOSS) ON DISCONTINUED OPERATIONS	—	(834)

NET INCOME	$3,072	$1,441

NET INCOME PER COMMON SHARE:
Income from continuing operations
Basic	$0.15	$0.11

Diluted	$0.14	$0.11

(Loss) on discontinued operations
Basic and diluted	$—	$(0.04)

NET INCOME PER SHARE:
Basic	$0.15	$0.07

Diluted	$0.14	$0.07

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	20,486	20,318

Diluted	21,893	21,941

Claxson Reports 2006 First Quarter Results	Page 6
CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,072	$1,441
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of programming rights	751	776
Share-based compensation	92	14
Depreciation and amortization	892	1,020
Accrued and (uncollected) unpaid interest	204	181
Exchange rate loss (gain)	341	(609)
Net loss (gain) on disposal of assets	24	(506)
Income from unconsolidated affiliates and related transactions	451	556
Minority interest	21	(153)
Changes in operating assets and liabilties	(2,501)	(360)

Net cash provided by operating activities	3,347	2,360

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(444)	(289)
(Investment in) distributions from unconsolidated affiliates, net	(310)	(170)
Proceeds from sale of investments in subsidiaries, equity securities and affiliates, net	(4)	639

Net cash (used in) provided by investing activities	(758)	180

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(1,954)	(2,120)
Proceeds from excercised stock options	—	26

Net cash (used in) financing activities	(1,954)	(2,094)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(59)	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	576	446
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,126	7,270

CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,702	$7,716

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: June 12, 2006	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer